EXHIBIT 5

For Immediate Release

This news release contains forward-looking statements. For a description of the related risk factors and assumptions please see the section entitled “Caution Concerning Forward-Looking Statements” later in this release.

BCE reports 2009 first quarter results

  Net earnings per share of $0.48, up 50%

  Sixth consecutive quarter of fewer YOY local line losses

  Stable revenue and EBITDA in-line with guidance

  Postpaid wireless net activations up 25%

MONTRÉAL, May 7, 2009 – BCE Inc. (TSX, NYSE: BCE), Canada’s largest communications company, today reported BCE and Bell results for the first quarter of 2009.

Bell reported stable revenue and EBITDA; healthy free cash flow and an increase of $119 million in net earnings applicable to common shares, up from $258 million in Q1 2008 to $377 million this quarter; its sixth consecutive quarter of improved year-over-year local line losses; and continued progress on the execution of its 5 Strategic Imperatives: Improve Customer Service, Accelerate Wireless, Leverage Wireline Momentum, Invest in Broadband Networks and Services, and Achieve a Competitive Cost Structure.

“Bell delivered operating performance and financial results in line with our guidance, despite economic pressures in the marketplace,” said George Cope, President and Chief Executive Officer of BCE and Bell Canada. “The softer economy has led to more cautious consumer spending and reduced business investment. However, increased video, residential Internet and wireless postpaid activations and improved total revenue per household in the quarter underscored both the resiliency of much of Bell’s business and the progress we’re making in executing on our strategy.”

“With measureable service improvements, network and distribution investments supporting our wireless and wireline growth, and disciplined cost management, the Bell team continues to execute on its strategic imperatives as we work to achieve our goal: To be recognized by customers as Canada’s leading communications company,” Mr. Cope said.

Bell today announced its latest new initiatives in support of its Strategic Imperatives, including the acquisition of the 50% stake in Virgin Mobile Canada not already owned by Bell for $142 million. Enabling Bell to more efficiently leverage Virgin’s popular brand and national distribution network, this initiative complements Bell’s acquisition of national consumer electronics retailer The Source announced in March of this year. The Virgin Mobile brand is expected to drive further traffic to the more than 750 The Source stores across Canada when Bell begins offering wireless, digital TV, Internet and home phone products and services in these locations by January 2010.

Bell also announced today a new agreement with TELUS Communications Company under which TELUS will distribute satellite TV service in Alberta and British Columbia under the TELUS brand. This agreement supports Bell’s imperative to Leverage Wireline Momentum by expanding distribution channels for Bell’s digital TV service in Western Canada.

Bell continues to work to Improve Customer Service and in the first quarter had completion rates of greater than 95% on Same Day Next Day services, experienced a 14% reduction in repair call centre volumes, reduced wireless dropped call rates in the GTA by 14%, and decreased wireless postpaid churn.

“In the context of this difficult economic climate we are pleased with our overall financial and operating metrics,” said Siim Vanaselja, Chief Financial Officer of BCE and Bell Canada. “With results this quarter, we are on our way to meeting our financial guidance targets for 2009.”

“We’ve made good progress in executing against our capital structure objectives this year. As we announced in February, we have already increased our common share dividend by 5%. We are announcing today that we have completed our normal course issuer bid ahead of schedule with the purchase of 40.0 million common shares at an average purchase price of approximately $24.65 per share. We have concluded a new 3-year $1.4 billion unsecured committed credit facility with a syndicate of financial institutions. And finally, we are confirming today that we will be self-funding our debt maturities for the balance of the year including the early redemption of BCE’s Series C Notes in June,” said Mr. Vanaselja.

Bell’s operating revenues this quarter decreased by 0.5% to $3,623 million as growth in wireless, video, and data revenues were offset by declines in local and access, long distance, and equipment and other revenues. Excluding the impact of lower margin product sales, Bell’s operating revenues grew by 0.2% this quarter.

Bell’s EBITDA(1) grew by 0.3% to $1,426 million this quarter as the contribution from Bell’s Wireless segment and cost savings related to our 100-day plan initiatives were offset by higher pension costs and the impact of a lower Canadian dollar. Bell’s EBITDA growth would have been 1.2 percentage points higher this quarter if higher pension costs were excluded. Bell’s operating income was $649 million, or 36.9% higher than the same period last year due to lower restructuring and other costs.

The Bell Wireless segment(2) had 35,000 postpaid net activations this quarter, or 25% more than last year, with postpaid churn improving to 1.2% from 1.3%. Total net activations were 30,000 reflecting a decrease of 5,000 prepaid clients compared to a net gain of 6,000 prepaid clients in Q1 2008. Total Bell Wireless operating revenues grew by 3.5% and Bell Wireless EBITDA grew by 5.9%. EBITDA margin on wireless service revenues increased 1.1 percentage points to 44%. Blended ARPU decreased by $0.80 to $51.52 as aggressive pricing in the highly competitive discount segment and increased economic pressures more than offset data revenue growth of 36%.

The Bell Wireline segment had its sixth consecutive quarter of improvement in residential local line (NAS) losses, which declined by 78,000 this quarter, or 26.4% fewer than the decline of 106,000 in Q1 2008. Business NAS declined by 26,000 this quarter compared to a decline of 13,000 last year reflecting the continued softening of the SMB market in Ontario and Québec. Bell Wireline operating revenues and EBITDA decreased by 2.4% and 2.0% respectively, as more cautious business investment adversely affected revenue performance while revenue and EBITDA growth in video remained robust.

Bell invested $482 million of capital this quarter, an increase of 5.7% compared to the same period last year. Capital expenditures supported Bell’s strategic imperatives with focused investment on enhancing the wireless network, including the deployment of an HSPA 3G network that is expected to be in place nationally by early 2010, and the continuing expansion of the Fibre-to-the-node (FTTN) program.

BCE’s cash from operating activities this quarter was $924 million, or 2.4% higher than the same period last year. Free cash flow(3) was well on track at $272 million this quarter, although 10.5% lower than the same period last year as higher cash from operating activities was offset by the timing of capital expenditures.

BCE’s net earnings applicable to common shares this quarter were $377 million, or $0.48 per share, compared to $258 million, $0.32 per share, for the same period last year. EPS included lower restructuring and other costs of $0.09 per share this quarter compared to $0.25 per share for Q1 2008. EPS this quarter also included the impact of fewer outstanding BCE common shares as a result of share purchases made through the normal course issuer bid (NCIB) announced last December. BCE’s Adjusted EPS(4) was $0.57 this quarter, unchanged compared to Q1 2008.

Financial Highlights

($ millions except per share amounts) (unaudited)	Q1 2009	Q1 2008	% change
Bell(i) Operating Revenues	$3,623	$3,640	(0.5%)
Bell EBITDA	$1,426	$1,422	0.3%
Bell Operating Income	$649	$474	36.9%
BCE Operating Revenues	$4,342	$4,360	(0.4%)
BCE EBITDA	$1,757	$1,751	0.3%
BCE Operating Income	$829	$650	27.5%
BCE Cash From Operating Activities	$924	$902	2.4%
Free Cash Flow	$272	$304	(10.5%)
BCE Net Earnings Applicable to Common Shares	$377	$258	46.1%
BCE EPS	$0.48	$0.32	50.0%
BCE Adjusted EPS	$0.57	$0.57	0.0%
(i) Bell includes the Bell Wireless and Bell Wireline segments.

BCE’s operating revenues declined by 0.4% to $4,342 million this quarter due to lower revenues at Bell and Bell Aliant.

BCE’s operating income increased to $829 million this quarter, or by 27.5%, due to higher operating income at Bell and Bell Aliant. BCE’s EBITDA increased 0.3% to $1,757 million this quarter due to EBITDA growth at Bell and Bell Aliant.

Bell Wireless Segment
The Bell Wireless segment had reasonable operating results with continuing strong growth in wireless data revenues.

  Total Bell Wireless operating revenues grew by 3.5% to $1,079 million this quarter due to higher wireless service and product revenues. Wireless service revenues increased by 3.1% to $986 million due to a larger subscriber base partly offset by lower ARPU. Wireless product revenues increased by 12.2% to $83 million due to higher gross activations and an improving mix of higher end handsets.

  Postpaid and prepaid ARPU decreased by $1.93 and $1.12 to $62.34 and $15.38, respectively, due to aggressive pricing in the discount segment and lower usage as customers reacted to a weakening economy, partly offset by growth in wireless data revenues of 36%. Blended ARPU decreased by $0.80 to $51.52.

  Bell Wireless operating income grew by 2.4% to $300 million this quarter as a result of higher EBITDA. Bell Wireless EBITDA grew by 5.9% to $434 million this quarter due to higher revenues and lower subscriber retention costs, partly offset by higher pension costs. EBITDA flow-through was 80% this quarter.

  EBITDA margins on wireless service revenues increased to 44% this quarter, or by 1.1 percentage points, when compared to the same period last year.

  Total gross activations were 366,000 this quarter, an increase of 4.3% from Q1 of last year.

  Postpaid net activations grew by 7,000 to 35,000 this quarter due to an increase in postpaid gross activations and lower churn while our prepaid client base decreased by 5,000 compared to an increase of 6,000 last year due to higher churn. Total net activations were 30,000 this quarter, 11.8% fewer than last year.

  The Bell Wireless client base reached 6,527,000 at the end of the quarter.

  Postpaid churn improved to 1.2% from 1.3% last year while prepaid churn increased to 2.9% from 2.8%. Blended churn was stable at 1.6%.

  Cost of acquisition this quarter was essentially unchanged at $397 per gross activation compared to $396 per gross activation last year.

Bell Wireline Segment
The Bell Wireline segment continued to reduce the number of residential NAS losses and showed continued improvement in video net additions this quarter.

  Bell Wireline operating revenues decreased by 2.4% to $2,592 million this quarter as gains in video and data revenues were more than offset by decreases in local and access, long distance and equipment and other revenues. Although a large part of our residential business is exhibiting resiliency during this weaker economy, more cautious business customer investment has adversely affected the revenue performance of our SMB and Enterprise units.

  Bell Wireline operating income increased by 92.8% to $349 million this quarter as lower restructuring and other charges more than offset lower EBITDA. Bell Wireline EBITDA decreased by 2.0% to $992 million this quarter due to the margin loss related to the ongoing erosion of our NAS customer base and higher pension costs partly offset by savings from Bell’s 100-day plan initiatives.

  Local and access revenues declined by 6.1% to $805 million this quarter due to ongoing residential and business NAS erosion.

  Residential NAS declined by 78,000 this quarter, a significant improvement over the decline of 106,000 experienced in 2008 reflecting the strength of customer winbacks and demand for Home Phone packages. Business NAS declined by 26,000 this quarter compared to a decline of 13,000 in the same quarter last year reflecting the continued softening of the SMB market in Ontario and Québec. Total NAS declined by 5.3% on a year-over-year basis.

  Long distance revenues declined by 6.7% to $278 million this quarter due mainly to ongoing residential and business NAS erosion and pricing pressures in our business and wholesale markets.

  Data revenues increased by 0.2% to $905 million this quarter as growth in high-speed Internet customer connections and residential Internet ARPU and higher IP Broadband and ICT revenues were largely offset by the further erosion of legacy data services, including decreased data equipment sales to business customers. Excluding product sales, data revenues grew by 3.6% this quarter.

  High-speed Internet customer connections increased by 6,000 this quarter, compared to 10,000 last year, with residential net additions doubling year over year. At the end of the quarter, Bell had 2,060,000 high-speed Internet customer connections, an increase of 2.3% year-over-year.

  Video revenues were $387 million this quarter, or 8.7% higher than last year due largely to an ARPU increase of $4.19 to $68.84. ARPU increased as a result of customer upgrades to higher-priced programming packages, higher rental fees and pricing initiatives.

  Video EBITDA was $92 million this quarter, or 19.5% higher than last year, due to higher ARPU and a larger customer base.

  Total video subscribers increased by 12,000 this quarter to reach a total of 1,864,000. In Q1 2008, video subscribers increased by 1,000.

  Video subscriber churn of 1.1% was unchanged from last year.

  Equipment and other revenues decreased by 9.1% to $140 million due to lower legacy voice customer premise equipment sales to SMB customers.

Bell Aliant Regional Communications
Bell Aliant’s revenues decreased by 3.5% this quarter to $828 million due primarily to the wind-down of the operations of Atlantic Mobility Products (AMP) in Q3 2008. Operating income increased 2.3% to $180 million due to lower labour costs, cost containment initiatives and lower pension costs.

Normal Course Issuer Bid
On December 12, 2008, BCE announced it would return capital to shareholders in the form of a NCIB. The NCIB was completed on May 5, 2009, with BCE having repurchased 40.0 million common shares, including the 10.3 million common shares that BCE announced on March 30, 2009 it would purchase pursuant to private agreements with arm’s-length third-party sellers.

Common Share Dividend
BCE’s Board of Directors has declared a quarterly dividend of $0.385 per Common Share, payable on July 15, 2009 to shareholders of record at the close of business on June 15, 2009.

Renewal of Credit Facilities
Bell Canada has entered into a new $1.4 billion unsecured credit facility with a syndicate of financial institutions effective May 7, 2009. This new three-year committed facility will replace BCE’s and Bell Canada’s existing credit facilities which mature in August 2009.

Early Debt Redemption
BCE will redeem on June 8, 2009, prior to maturity, all of its outstanding $650 million principal amount of 7.35% Series C Notes (Series C Notes) due October 30, 2009. The Series C Notes will be redeemed at a price equal to $1,025.116 per $1,000 of principal amount of Notes plus $7.853 for accrued and unpaid interest up to but excluding the date of redemption. Registered holders of Series C Notes will receive a notice providing the details of this redemption, including where to present their Notes for payment.

Outlook
BCE confirmed its financial guidance for 2009 as follows:

Guidance 2009
Bell(i)
Revenues	Stable
EBITDA(ii)	Stable
Capital intensity	15% - 16%
BCE
Adjusted EPS growth	greater than 5%
Free Cash Flow(iii)	$1,750 M - $1,900 M
(i)	Bell’s 2009 financial guidance for revenue, EBITDA and capital intensity is exclusive of Bell Aliant.
(ii)	EBITDA includes pension expense.
(iii)

The most comparable Canadian GAAP financial measure is cash from operating activities. For 2009, BCE expects to generate approximately $1,750 million to $1,900 million in free cash flow. This amount reflects expected BCE cash from operating activities of approximately $4.9 billion to $5.1 billion.

Call with Financial Analysts
BCE will hold a conference call for financial analysts to discuss its first quarter results on Thursday, May 7 at 8:00 a.m. (Eastern). Media are welcome to participate on a listen-only basis. To participate, please dial (416) 695-6310 or toll-free 1-800-952-4972 shortly before the start of the call. A replay will be available for one week by dialing (416) 695-5800 or 1-800-408-3053 and entering passcode 3403310#. This conference call will also be webcast live and archived for 90 days on BCE’s website at: http://www.bce.ca/en/investors/investorevents/quarterlyresults/. The mp3 file will also be available for download on this page shortly after the call.

Notes
The information contained in this news release is unaudited.

(1)

The term EBITDA does not have any standardized meaning according to Canadian GAAP. It is therefore unlikely to be comparable to similar measures presented by other companies. We define EBITDA (earnings before interest, taxes, depreciation and amortization of intangible assets) as operating revenues less cost of revenue and selling, general and administrative expenses, meaning it represents operating income before depreciation and amortization of intangible assets and restructuring and other. We use EBITDA, among other measures, to assess the operating performance of our ongoing businesses without the effects of depreciation and amortization of intangible assets and restructuring and other. We exclude these items because they affect the comparability of our financial results and could potentially distort the analysis of trends in business performance. We exclude depreciation and amortization of intangible assets because it largely depends on the accounting methods and assumptions a company uses, as well as non-operating factors, such as the historical cost of capital assets. Excluding restructuring and other does not imply they are non-recurring. EBITDA allows us to compare our operating performance on a consistent basis. We believe that certain investors and analysts use EBITDA to measure a company’s ability to service debt and to meet other payment obligations, or as a common measurement to value companies in the telecommunications industry. The most comparable Canadian GAAP financial measure is operating income. The following table is a reconciliation of operating income to EBITDA.

($ millions)
BCE	Q1 2009	Q1 2008

Operating income	829	650
Depreciation and amortization of intangible assets	819	818
Restructuring and other	109	283

EBITDA	1,757	1,751

BELL	Q1 2009	Q1 2008

Operating income	649	474
Depreciation and amortization of intangible assets	678	665
Restructuring and other	99	283

EBITDA	1,426	1,422

BELL WIRELINE	Q1 2009	Q1 2008
Operating income	349	181
Depreciation and amortization of intangible assets	545	551
Restructuring and other	98	280

EBITDA	992	1,012

BELL WIRELESS	Q1 2009	Q1 2008
Operating income	300	293
Depreciation and amortization of intangible assets	133	114
Restructuring and other	1	3

EBITDA	434	410

(2)

Consistent with North American industry practices, total wireless gross activations, net activations and subscribers include 100% of Virgin Mobile’s subscribers. Wireless ARPU, churn, usage per subscriber and cost of acquisition continue to be computed by including 50% of Virgin Mobile’s results, a level corresponding to our ownership position.

(3)

The term free cash flow does not have any standardized meaning according to Canadian GAAP. It is therefore unlikely to be comparable to similar measures presented by other companies. We define free cash flow as cash from operating activities and distributions received from Bell Aliant less capital expenditures, preferred share dividends, dividends/distributions paid by subsidiaries to non-controlling interest, other investing activities and Bell Aliant free cash flow. We consider free cash flow to be an important indicator of the financial strength and performance of our business because it shows how much cash is available to repay debt, pay dividends to common shareholders and to reinvest in our company. We present free cash flow consistently from period to period, which allows us to compare our financial performance on a consistent basis. The most comparable Canadian GAAP financial measure is cash from operating activities. The following table is a reconciliation of cash from operating activities to free cash flow on a consolidated basis.

($ millions)

	Q1 2009	Q1 2008

Cash from operating activities	924	902
Bell Aliant distributions to BCE	73	71
Capital expenditures	(590)	(551)
Other investing activities	(13)	3
Cash dividends paid on preferred shares	(28)	(35)
Cash dividends/distributions paid by subsidiaries to non-controlling interest	(92)	(90)
Bell Aliant free cash flow	(2)	4

Free cash flow	272	304

(4)

The term Adjusted net earnings does not have any standardized meaning according to Canadian GAAP. It is therefore unlikely to be comparable to similar measures presented by other companies. We use Adjusted net earnings or Adjusted EPS, among other measures, to assess the operating performance of our ongoing businesses without the effects of after-tax restructuring and other and net losses (gains) on investments. We exclude these items because they affect the comparability of our financial results and could potentially distort the analysis of trends in business performance. Excluding these items does not imply they are necessarily non-recurring. The most comparable Canadian GAAP financial measure is net earnings applicable to common shares. The following table is a reconciliation of net earnings applicable to common shares to adjusted net earnings on a consolidated basis and per BCE common share.

($ millions except per share amounts)

	Q1 2009		Q1 2008

		PER		PER
	TOTAL	SHARE	TOTAL	SHARE

Net earnings applicable to common shares	377	0.48	258	0.32
Restructuring and other	70	0.09	197	0.25
Net (gains) losses on investments	(1)	0.00	2	0.00

Adjusted net earnings	446	0.57	457	0.57

Management’s Discussion and Analysis
This release should be read in conjunction with BCE’s 2009 First Quarter MD&A dated May 6, 2009 which is incorporated by reference in this release, and is filed by BCE with the U.S. Securities and Exchange Commission under Form 6-K (available at www.sec.gov) and with Canadian securities commissions (available at www.sedar.com). This document is also available on BCE’s website at www.bce.ca.

Caution Concerning Forward-Looking Statements
Certain statements made in this news release, including, but not limited to, statements relating to our financial guidance for 2009, and other statements that are not historical facts, are forward-looking statements and are subject to important risks, uncertainties and assumptions.

The results or events predicted in these forward-looking statements may differ materially from actual results or events. As a result, we cannot guarantee that any forward-looking statement will materialize and you are cautioned not to place undue reliance on these forward-looking statements. These forward-looking statements assume, in particular, that many of our lines of business will be resilient to the current economic downturn. However, we caution that the current adverse economic conditions make our forward-looking statements and underlying assumptions subject to greater uncertainty and that, consequently, they may not materialize. It is impossible to predict with certainty the impact that the current economic downturn and credit crisis will have on our business or residential customers’ future purchasing patterns. The forward-looking statements contained in this news release are made as of the date of this release and, accordingly, are subject to change after such date. Except as may be required by Canadian securities laws, we do not undertake any obligation to update or revise any forward-looking statements contained in this news release, whether as a result of new information, future events or otherwise. Except as otherwise indicated by BCE, these statements do not reflect the potential impact of any non-recurring or other special items or of any dispositions, monetizations, mergers, acquisitions, other business combinations or other transactions that may be announced or that may occur after the date hereof. Forward-looking statements are provided for the purpose of providing information about management’s current expectations and plans relating to 2009 and allowing investors and others to get a better understanding of our operating environment. Readers are cautioned that such information may not be appropriate for other purposes.

Material Assumptions
A number of Canadian economic and market assumptions were made by BCE in preparing forward-looking statements for 2009 contained in this release, including, but not limited to: (i) Canadian GDP to decrease by approximately 1%, compared to 2008, consistent with estimates by the six major banks in Canada, (ii) the Bank of Canada’s target overnight rate to remain fairly stable at approximately 1%, (iii) the Consumer Price Index as estimated by Statistics Canada to decline to the range of 1.0% to 1.5%, (iv) revenues generated by the residential voice telecommunications market to continue to decrease due to wireless substitution and other factors including e-mail and instant messaging substitution, (v) current levels of competition to continue for residential and business local voice telephony, as cable operators and other telecom service providers maintain the intensity of their marketing efforts and continue to leverage their network footprints to pursue market share in our regions, (vi) slower Internet and video market growth than in the previous few years as a result of the relatively high penetration rates for these services and a reduced focus by our indirect retailers on actively selling these services and supporting the product category, (vii) wireless industry penetration growth in 2009 to be similar to 2008, subject to the economic environment potentially causing a slowing of growth.

In addition, BCE’s and Bell Canada’s 2009 guidance is also based on various internal financial and operational assumptions. Our guidance related to Bell (excluding Bell Aliant) is based on certain assumptions concerning Bell, including, but not limited to: (i) many of our lines of business to provide good resiliency and protection from an economic downturn so that spending on our core wireline telephone services should not be severely impacted given the importance of these services to both residential and business customers, (ii) reduced housing starts and residential moves to contribute to reduced customer turnover, (iii) Enterprise market demand to be adversely affected as business clients revisit their investment plans due to tighter credit availability, economic uncertainty, continued competition from offshore manufacturing and reduced public sector spending, (iv) the softening of the Ontario and Québec SMB market to continue with the potential to drive business NAS erosion higher, (v) more conservative investments by Enterprise customers to result in lower capital spending requirements to support business customers, (vi) the economic recessionary environment, increased price competition and the introduction of new wireless entrants, potentially as soon as the second half of 2009, to put pressure on ARPU and result in customer satisfaction and retention becoming even more critical over time, (vii) residential NAS losses to decline in 2009 compared to 2008, (viii) Bell’s revenue outlook was derived in the context of a worsening economy, (ix) Bell’s total net benefit plans cost, which is based on a discount rate of 7.0% and a 2008 return on pension plan assets of approximately (19.5%), is expected to be approximately $260 million in 2009, (x) Bell’s 2009 retirement benefit plans funding is estimated to be approximately $500 million, based on a 10-year amortization of the pension solvency deficits that arose during 2008, (xi) Bell’s capital intensity in 2009 is estimated to be in the 15% to 16% range, (xii) Bell to continue to invest in extending its fibre network, and (xiii) Bell’s 100-day plan annualized cost savings and other cost reduction opportunities to be approximately $400 million.

Our guidance related to BCE is based on certain assumptions for 2009, including, but not limited to: (i) restructuring and other charges in the range of $250 million to $300 million, (ii) depreciation and amortization expense essentially unchanged when compared to 2008, (iii) an effective tax rate of approximately 20%, while the statutory tax rate is approximately 32%, (iv) relatively stable cash taxes for 2009 given the accelerated utilization of Bell’s investment tax credit carry-forwards, (v) EPS to be positively impacted in 2009 by the repurchase of 40 million common shares under BCE’s normal course issuer bid that completed on May 5, 2009, and (vi) the permanent repayment of long-term debt maturing in 2009.

The foregoing assumptions, although considered reasonable by BCE at the time of preparation of its financial guidance and business outlook and other forward-looking statements, may prove to be inaccurate. Accordingly, our actual results could differ materially from our expectations as set forth in this news release.

Material Risks
Factors that could cause actual results or events to differ materially from those expressed in or implied by our forward-looking statements include: general economic and credit market conditions, the level of consumer confidence and spending, and the demand for, and prices of, our products and services; our ability to implement our strategies and plan in order to produce the expected benefits; our ability to continue to implement our cost reduction initiatives and contain capital intensity while seeking to improve customer service; the intensity of competitive activity, including the increase in wireless competitive activity that could result from Industry Canada’s licensing of advanced wireless services spectrum, and the resulting impact on our ability to retain existing and attract new customers, and on our pricing strategies and financial results; increased contributions to retirement benefit plans; our ability to respond to technological changes and rapidly offer new products and services; events affecting the functionality of, and our ability to protect, maintain and replace, our networks, information technology (IT) systems and software; events affecting the ability of third-party suppliers to provide to us essential products and services; labour disruptions; the potential adverse effects on our Internet and wireless businesses of network congestion due to a significant increase in broadband demand; events affecting the operations of our service providers operating outside Canada; our ability to raise the capital we need to implement our business plan, including for BCE’s share buy-back programs and dividend payments and to fund capital and other expenditures; our ability to discontinue certain traditional services as necessary to improve capital and operating efficiencies; regulatory initiatives or proceedings, litigation and changes in laws or regulations; launch and in-orbit risks of satellites used by Bell TV; competition from unregulated U.S. direct-to-home (DTH) satellite television services sold illegally in Canada and the theft of our satellite television services; BCE’s dependence on its subsidiaries’ ability to pay dividends; stock market volatility; depending, in particular, on the economic, competitive and technological environment at any given time, and subject to dividends being declared by the board of directors, there can be no certainty that BCE’s dividend policy will be maintained; Bell Aliant’s ability to make distributions to BCE and Bell Canada; health concerns about radio frequency emissions from wireless devices; delays in completion of the high speed packet access (HSPA) overlay of our wireless network and the successful implementation of the network build and sharing arrangement with TELUS to achieve cost efficiencies and reduce deployment risks; the timing and completion of the proposed acquisitions of national electronics retailer “The Source by Circuit City” and of the equity of Virgin Mobile Canada not already owned are subject to closing conditions and other risks and uncertainties; and loss of key executives.

For additional information with respect to certain of these and other assumptions and risks, please refer to BCE’s 2008 annual MD&A dated March 11, 2009 included in the BCE 2008 Annual Report and BCE’s 2009 First Quarter MD&A dated May 6, 2009, both filed by BCE with the Canadian securities commissions (available at www.sedar.com) and with the U.S. Securities and Exchange Commission (available at www.sec.gov). These documents are also available on BCE’s website at www.bce.ca.

About BCE
BCE is Canada’s largest communications company, providing the most comprehensive and innovative suite of communication services to residential and business customers in Canada. Operating under the Bell and Bell Aliant brands, the Company’s services include Bell Home Phone local and long distance services, Bell Mobility and Solo Mobile wireless, high-speed Bell Internet, Bell TV direct-to-home satellite and VDSL television, IP-broadband services and information and communications technology (ICT) services. BCE shares are listed in Canada and the United States. For corporate information on BCE, please visit www.bce.ca. For Bell product and service information, please visit www.bell.ca.

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